

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

<u>Via E-mail</u>
Joseph Daches
Chief Financial Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

      **Re:    Magnum Hunter Resources Corporation**
              **Registration Statement on Form S-1**
              **Filed June 9, 2014**
              **File No. 333-196618**
              **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
              **Filed February 25, 2014**
              **Response dated June 13, 2014**
              **File No. 1-32997**

Dear Mr. Daches:

      We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013</u>

      Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Business, page 5</u>

<u>Marcellus Shale Properties, page 12</u>

2.      Response 1 in your June 13, 2014 letter states "In our calculations of MCFE/day initial production, we are measuring <u>gas and condensate volumes</u> at the wellhead in their pre-processed form.  We note that NGL volumes are not separately identified in these calculations because those volumes cannot be determined until the gas is subsequently processed."  Please comply with prior comment 3 of our April 28, 2014 letter by disclosing the figures for the initial production rates of wet natural gas and the initial production rates of condensate.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information required by the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:     Charles H. Still, Jr.